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SECURITIES ANI
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09058958

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.B. FRANK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4811 WEDGEWOOD DR.
(No. and Street)

BELLAIRE (City) TX (State) 77401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAM, LANGSTON & BREZINA, LLP
(Name – *if individual, state last, first, middle name*)

11550 FUQUA, SUITE 475 (Address) HOUSTON (City) TX (State) 77034 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AARON HEVLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.B. FRANK INVESTMENTS, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

GARY M DENMON JR
My Commission Expires
September 14, 2010

NOTARY PUBLIC STATE OF TEXAS

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.B. FRANK INVESTMENTS, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2008 and 2007

TABLE OF CONTENTS

HLB

HAM, LANGSTON & BREZINA, L.L.P.

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

Report of Independent Accountants

To the Board of Directors
D.B. Frank Investments, Inc.

We have audited the accompanying statement of financial condition of D.B. Frank Investments, Inc., as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. Frank Investments, Inc., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 17, 2009

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

as of December 31, 2008 and 2007

ASSETS	2008	2007
Cash	$ 8,780	$ 7,067
Deposit	576	2,726
Prepaid assets	1,110	1,390
Total current assets	10,466	11,183
Total assets	$ 10,466	$ 11,183

LIABILITIES AND STOCKHOLDERS' EQUITY		
Common stock – $1 par value; 10,000 shares authorized, issued and outstanding	$ 10,000	$ 10,000
Contributed capital	11,000	11,000
Retained deficit	(10,534)	(9,817)
Total liabilities and stockholders' equity	$ (10,466)	$ 11,183

The accompanying notes are an integral part of these financial statements.

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Commissions	$ 10,358	$ 23,186
Total revenue	10,358	23,186
Expenses:		
Commissions	$ 8,000	14,000
Licensing fees	2,911	5,134
Other expenses	164	3,478
Total expenses	11,075	22,910
Net (loss)/income	$ (717)	$ 574

The accompanying notes are an integral part of these financial statements.

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

for the years ended December 31, 2008 and 2007

	Common Stock	Additional Paid in Capital	Retained Deficit	Total Stockholders' Equity
Balance, December 31, 2006	$ 10,000	$ 11,000	$ (10,391)	$ 10,609
Net income	-	-	574	(821)
Balance, December 31, 2007	$ 10,000	$ 11,000	$ (9,817)	$ 11,183
Net loss	-	-	(717)	(717)
Balance, December 31, 2008	$ 10,000	$ 11,000	$ (10,534)	$ 10,466

The accompanying notes are an integral part of these financial statements.

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss)/income	$ (717)	$ 574
Decrease in prepaid assets	280	2,675
Decrease/(increase) in deposit	2,151	(2,425)
Net cash provided by operating activities	1,714	824
Net increase in cash	1,714	824
Cash and cash equivalents, beginning of year	7,067	6,243
Cash and cash equivalents, end of year	$ 8,780	$ 7,067

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Nature of the Business

D.B. Frank Investments, Inc. (the "Company"), formerly Digital Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Institutions National Regulatory Authority ("FINRA") and is registered with various states' securities commissions. The Company's primary business is in the retail sale of variable annuities and mutual funds. The Company is a closely held Delaware corporation formed on April 4, 2001. The Company commenced operations on November 21, 2001.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $8,780, which was $3,780 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. Transactions With Affiliates

The commission expense and salaries reported on the Statements of Income represent billings from an affiliated company for the fair market value of management and administrative services rendered. The amount of services computed and billed by the affiliated company can vary based on the amount of commissions collected by the Company.

Continued

SUPPLEMENTARY INFORMATION

D.B. FRANK INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2008

Net capital:		
Stockholders' equity	$	10,466
Less non-allowable assets		1,686
Net capital before haircuts on securities position		8,780
Haircuts on securities		-
Net capital	$	8,780
Net capital requirement	$	5,000
Net capital in excess of required amount		3,780
Net capital	$	8,780
Aggregate indebtedness		-
Ratio of aggregate indebtedness to net capital		0 to 1

NOTE: There were no material differences between the Net Capital noted here and the amount included on the December 31, 2008 FOCUS report filed by the Company.

HLB
HAM, LANGSTON & BREZINA, L.L.P.
11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.B. Frank Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of D.B. Frank Investments, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting practices and procedures. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them for the future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 17, 2009